UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

THE BEACHBODY COMPANY, INC.

(Exact name of registrant as specified in its charter)

Delaware	85-3222090
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

400 Continental Blvd., Suite 400 El Segundo, California	90245
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A Common Stock, $0.0001 par value per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), please check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

EXPLANATORY NOTE

The Beachbody Company, Inc. (the “Company,” “BODI,” “our,” “we,” and “us”) is filing this Registration Statement on Form 8-A in connection with the transfer of our Class A common stock, par value $0.0001 per share, (our “Class A common stock”) trading under the symbol “BODI” to The Nasdaq Stock Market LLC (“Nasdaq”) from the New York Stock Exchange (“NYSE”). We expect the listing and trading of our Class A common stock on the NYSE to cease at the close of trading on September 2, 2025 and the listing and trading of our Class A common stock to commence on Nasdaq on the next trading day, September 3, 2025.

Item 1.	Description of Registrant’s Securities to be Registered.

The following description of our capital stock and certain provisions of our Second Amended and Restated Certificate of Incorporation, as amended from time to time (our “Certificate of Incorporation”) and Second Amended and Restated Bylaws, as amended from time to time (our “Bylaws”) is a summary and is qualified in its entirety by reference to the full text of our Certificate of Incorporation and Bylaws and applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”).

Authorized and Outstanding Capital Stock

Our Certificate of Incorporation authorizes the issuance of 2,000,000,000 shares, consisting of (i) 1,600,000,000 shares of Class A common stock, (ii) 200,000,000 shares of Class X common stock, par value $0.0001 per share (our “Class X common stock”), (iii) 100,000,000 shares will be shares of Class C common stock, par value $0.0001 per share (our “Class C common stock,” and together with our Class A common stock and Class X common stock, the “common stock”), and 100,000,000 shares will be shares of preferred stock, par value $0.0001 per share (our “preferred stock”).

As of August 31, 2025, the Company has approximately 4,347,185 shares of Class A common stock outstanding and 2,729,003 shares of Class X common stock outstanding. As of August 31, 2025, there are no shares of Class C common stock or preferred stock outstanding.

Class A Common Stock

Voting Rights

Holders of the Company’s Class A common stock will be entitled to cast one vote per share of Class A common stock. Generally, holders of all classes of the Company’s common stock vote together as a single class, and an action is approved by the Company’s stockholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, while directors are elected by a plurality of the votes cast. Holders of the Company’s Class A common stock will not be entitled to cumulate their votes in the election of directors.

Dividend Rights

Holders of the Company’s Class A common stock will share ratably (based on the number of shares of Class A common stock held) if and when any dividend is declared by the Company’s Board of Directors out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the Company’s Class A common stock with respect to the payment of dividends.

Liquidation, Dissolution and Winding Up

On the liquidation, dissolution, distribution of assets or winding up of the Company, each holder of the Company’s Class A common stock will be entitled, pro rata on a per share basis of total outstanding common stock of the Company, to all assets of the Company of whatever kind available for distribution to the holders of common stock, subject to the designations, preferences, limitations, restrictions and relative rights of any other class or series of preferred stock of the Company then outstanding.

Other Matters

No shares of the Company’s Class A common stock will be subject to redemption or have preemptive rights to purchase additional shares of Class A common stock. Holders of shares of the Company’s Class A common stock do not have subscription, redemption or conversion rights. All the outstanding shares of the Company’s Class A common stock are validly issued, fully paid and non-assessable.

Exclusive Forum

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative form, the Chancery Court of the State of Delaware (the “Chancery Court”) (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (1) any derivative action, suit or proceeding brought on our behalf; (2) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or stockholders owed to us or our stockholders; (3) any action, suit or proceeding asserting a claim against us arising pursuant to any provision of the DGCL, our Certificate of Incorporation or our Bylaws (as either may be amended from time to time); (4) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Chancery Court; or (5) any action, suit or proceeding asserting a claim against us governed by the internal affairs doctrine.

Our Certificate of Incorporation provides that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”). If any such foreign action is filed in a court other than the courts in the State of Delaware in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce such actions and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder. Our Certificate of Incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise. This choice of forum provision has important consequences for our shareholders.

Anti-Takeover Effects of Provisions of the Company’s Charter and Bylaws and Applicable Law

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with such corporation for a period of three years from the time such person acquired 15% or more of such corporation’s voting stock, unless: (1) the board of directors of such corporation approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of such corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and at a meeting of stockholders, not by written consent, by the affirmative vote of 2/3 of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law. Under our Certificate of Incorporation, we opted out of Section 203 of the DGCL, but provide other similar restrictions regarding takeovers by interested stockholders.

Limitations on Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation and Bylaws provide indemnification for our directors and officers to the fullest extend permitted by the DGCL, along with the right to have expenses incurred in defending proceedings paid in advance of their final disposition. We have entered into and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors.

Transfer Agent

The transfer agent for the Company’s common stock will be Equiniti Trust Company, LLC.

Item 2.	Exhibits.

Under the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are registered on Nasdaq and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

THE BEACHBODY COMPANY, INC.

Date: September 2, 2025	By:	/s/ Carl Daikeler
Carl Daikeler
Chief Executive Officer